FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2008
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F

SIGNATURE

     Registrant’s Press Release dated November 25, 2008.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Donna Gershowitz

Donna Gershowitz
General Counsel & Corporate Secretary
Dated: November 25, 2008

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-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES DISCOUNT INVESTMENT CORPORATION CONSIDERING
POSSIBILITIES FOR GOING PRIVATE TRANSACTION INVOLVING ELRON
Tel Aviv, November 25, 2008 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Discount Investment Corporation Ltd. (“DIC”), which currently holds approximately 49% of Elron’s outstanding ordinary shares, has indicated in its third quarter financial report of 2008 that it is considering a reorganization of part of its holdings which includes reviewing, among other transactions with its affiliated companies, various possibilities for a going private transaction involving Elron. Elron is not aware of DIC taking any definitive steps at this time toward effecting any transaction involving Elron and there can be no assurance that any transaction will take place or the timing or terms of any such transaction.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

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